Exhibit 99.2

Vasogen Inc.

NOTICE OF SPECIAL MEETING OF VASOGEN INC. SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT a special meeting (the “Vasogen Meeting”) of shareholders of Vasogen Inc. (“Vasogen”) will be held at the offices of McCarthy Tétrault LLP, Suite 5300, Toronto Dominion Bank Tower, 66 Wellington Street West, Toronto, Ontario, Canada, on October 19, 2009, at 10:00 a.m. (Eastern Time) for the following purposes:

1.                                       to consider pursuant to an interim order of the Ontario Superior Court of Justice (Commercial List) dated September 4, 2009, as the same may be amended:

(a)                                  if deemed advisable, to pass, with or without variation, a special resolution of the shareholders of Vasogen to approve an arrangement under section 192 of the Canada Business Corporations Act (the “CBCA”) involving Vasogen, 7231971 Canada Inc., 7232004 Canada Inc., Cervus LP and Cervus GP Ltd. (the “Cervus Arrangement”) subject to such amendments and adjustments to the terms of the Cervus Arrangement as contemplated under the arrangement agreement between Vasogen, Cervus LP and Cervus GP Ltd. dated August 14, 2009, and all as more particularly described in the accompanying joint management information circular (the “Joint Circular”); and

(b)                                 if deemed advisable, to pass, with or without variation, a special resolution of the shareholders of Vasogen to approve an arrangement under section 192 of the CBCA involving Vasogen, 7231971 Canada Inc., 7232004 Canada Inc., IntelliPharmaCeutics Ltd. and IntelliPharmaCeutics Corp. (the “IPC Arrangement”) subject to such amendments and adjustments to the terms of the IPC Arrangement as contemplated under the arrangement agreement between Vasogen, IntelliPharmaCeutics Ltd. and IntelliPharmaCeutics Corp. dated August 14, 2009, and all as more particularly described in the Joint Circular;

2.                                       to consider and, if deemed advisable, to pass a resolution approving the adoption of the New Option  Plan (as defined in the Joint Circular), as more particularly described in the Joint Circular; and

3.                                       to transact such further and other business as may properly come before the Vasogen Meeting or any adjournment or adjournments thereof.

The specific details of the matters proposed to be put before the Vasogen Meeting are set forth in the Joint Circular that accompanies and forms part of this Notice.

DATED at Toronto, Ontario, September 16, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

Christopher J. Waddick

President and Chief Executive Officer

NOTES:

1.                    A Joint Management Information Circular, Form of Proxy and Letter of Transmittal accompany this Notice of Meeting.  Registered shareholders who are unable to be present at the Vasogen Meeting are kindly requested to specify on the accompanying Form of Proxy the manner in which the shares represented thereby are to be voted, and to sign, date, and return same in accordance with the instructions set out in the Form of Proxy and the Joint Management Information Circular.

2.                    The directors have fixed a record date of September 4, 2009 for the Vasogen Meeting.  Accordingly, shareholders registered on the books of Vasogen at the close of business on September 4, 2009 are entitled to notice of the Vasogen Meeting and are entitled to vote thereat.

3.                    If you are a beneficial shareholder and receive these materials through your broker, custodian, nominee or other intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or intermediary.